April 19, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549-3720

Attention:	Amanda Ravitz, Assistant Director
Geoff Kruczek, Senior Attorney
Heather Percival, Attorney-Advisor

Re:	TearLab Corporation
Registration Statement on Form S-1
Filed March 22, 2016
File No. 333-210326

Ladies and Gentlemen:

On behalf of TearLab Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 13, 2016, relating to the Company’s Registration Statement on Form S-1 (File No. 333-210326) filed on March 22, 2016 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Fee Table

1.	We note your disclosure on your prospectus cover page and on page 10 that you are registering the common shares underlying the Series A warrants. Please revise your fee table to include the registration of these common shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover page and page 10 to clarify that they are not registering the common shares underlying the Series A warrants at this time. The Company believes that this position is consistent with Question 139.01 of the Securities Act Compliance & Disclosure Interpretations. Specifically, the Company notes that the warrants are not exercisable until the later of one (1) year from the date of issuance or the date that the Company receives stockholder approval for the increase in shares of authorized common stock. Consistent with the C&DI, the Company will register the shares underlying the warrants prior to the time at which they are exercisable.

Prospectus Cover Page

2.	Please disclose here the rate at which the Series A preferred stock is convertible into common stock. We note the disclosure on page 65 that each share of preferred stock is convertible into 10 shares of common stock; however, such information is not referenced here.

Response: The Company respectfully acknowledges the Staff’s comment. The conversion rate is not known at this time, so the Company has revised the disclosure on page 65 accordingly. The Company will file a pre-effective amendment to include this and other terms that are not excludable under Rule 430A in a pre-effective amendment to the registration statement.

Securities and Exchange Commission

April 19, 2016

3.	We note the disclosure on page 25 regarding your intention to seek stockholder approval to increase the number of authorized shares of common stock to “allow for the exercise of the Series A warrants” you intend to issue. If you need these additional authorized shares to satisfy your obligations in the transaction you are registering here, please obtain shareholder approval of the increase before requesting acceleration of your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment. As noted in comment 1above, the Company is not registering the common shares underlying the warrants at this time.

4.	Please revise your filing to include all information except that which can be excluded pursuant to Rule 430A. As one example only, we note the disclosure on the cover page regarding your offering of up to $15 million of units. Please revise to disclose the volume (i.e., number) of units, as well as the number of each component part.

Response: The Company respectfully acknowledges the Staff’s comment. As noted in comment 2 above, the Company will file this information in a pre-effective amendment to the registration statement.

The Offering, page 10

5.	Please revise your disclosure to clarify the purpose of the structure of this transaction. For example, revise to clarify the purpose of offering two classes of units and the component securities as well as the purpose of the ownership limitation applicable to purchasers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 accordingly.

We expect to ask our stockholders to approve ..., page 25

6.	The heading of this risk factor refers to risks created by two separate events—an increase to your authorized shares and a reverse stock split. However, the text that follows discusses the risks from only one of those events. Please revise to discuss the risks created by the other event.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 accordingly to remove the reference to a reverse stock split in the heading, as the risk factor focuses solely on the increase to our authorized shares.

Incorporation of Certain Information by Reference, page 74

7.	You indicate on the cover page that you are an “accelerated filer.” Because you are not a “smaller reporting company,” it appears you are ineligible to incorporate by reference future filings, as it appears you are attempting to do in the paragraph following the bullet points. See Item 12(b) of Form S-1. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 74 to remove the statements regarding forward incorporation by reference.

* * *

Securities and Exchange Commission

April 19, 2016

TearLab Corporation hereby acknowledges that:

●	TearLab Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	TearLab Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wes Brazell
Wes Brazell
Chief Financial Officer

cc:	Martin J. Waters, Wilson, Sonsini, Goodrich & Rosati, P.C.
Dan Horwood, Wilson, Sonsini, Goodrich & Rosati, P.C.